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                            May 25, 2023

       Mohammad Hasan Hamed
       President, Chief Executive Officer, Chief Financial Officer
       BestGofer Inc.
       401 Ryland St Ste 200-A
       Reno, NV 89502

                                                        Re: BestGofer Inc.
                                                            Form 10-K for the
Fiscal Year Ended November 30, 2022
                                                            Filed March 29,
2023
                                                            File No. 000-56485

       Dear Mohammad Hasan Hamed:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended November 30, 2022

       Exhibits 31.1 and 31.2

   1.                                                   Please revise the Rule
13a   14(a)/15d   14(a) certifications (Exhibit 31) in your Forms 10-K
                                                        and 10-Q going forward
to also include the language in paragraph 4(b) of Item
                                                        601(b)(31)(i) of
Regulation S-K. Please show us an example of what a revised Exhibit 31 will look like.
 Mohammad Hasan Hamed
BestGofer Inc.
May 25, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameMohammad Hasan Hamed                    Sincerely,
Comapany NameBestGofer Inc.
                                                          Division of
Corporation Finance
May 25, 2023 Page 2                                       Office of Trade &
Services
FirstName LastName